# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metsera, Inc., CIK 0002040807
CUSIP: 59267L107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3 World Trade Center, 175 Greenwich Stre, New York, New York (NY), 10007
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002051634

## Reporting persons
- Validae Health, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,767,462; sole dispositive power 0; shared dispositive power 12,767,462; aggregate amount beneficially owned 12,767,462 (12.2% of the class)
- Population Health Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,767,462; sole dispositive power 0; shared dispositive power 12,767,462; aggregate amount beneficially owned 12,767,462 (12.2% of the class)
  Comment: Limited Liability Company
- Christopher Whitten Bernard: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 369,182; shared voting power 12,767,462; sole dispositive power 369,182; shared dispositive power 12,767,462; aggregate amount beneficially owned 13,136,644 (12.5% of the class)
- Christopher T. Cox: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 18,914; shared voting power 12,767,462; sole dispositive power 18,914; shared dispositive power 12,767,462; aggregate amount beneficially owned 12,786,376 (12.2% of the class)
- Clive A. Meanwell: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 67,438; shared voting power 12,767,462; sole dispositive power 67,438; shared dispositive power 12,767,462; aggregate amount beneficially owned 12,834,900 (12.2% of the class)

## Item 1. Issuer
Name of issuer: Metsera, Inc.
Address of issuer's principal executive offices: 3 World Trade Center, 175 Greenwich Street, New York, NY, 10007

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Validae Health, L.P.
Population Health Partners GP, LLC
Christopher Whitten Bernard
Christopher T. Cox
Clive A. Meanwell
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Population Health Partners, L.P., 1200 Morris Turnpike, Suite 3005, Short Hills, NJ 07078.
Citizenship: Validae Health, L.P. and Population Health Partners GP, LLC are organized under the laws of the State of Delaware. Clive A. Meanwell is a citizen of the United Kingdom. The remaining Reporting Persons are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 105,055,538 shares of Common Stock outstanding as of May 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 12, 2025.

Validae Health, L.P. is the record holder 12,767,462 shares of Common Stock. Population Health Partners GP, LLC ("PHP GP LLC"), is the sole general partner of Validae Health, L.P., and may be deemed to beneficially own the shares of Common Stock held by Validae Health, L.P. Christopher Whitten Bernard, Christopher T. Cox and Clive A. Meanwell are members of PHP GP LLC and may be deemed to share the power to direct the disposition and vote of the shares held by Validae Health, L.P.

Additionally, Christopher Whitten Bernard is the beneficial owner of 369,182 shares of Common Stock underlying stock options that are vested or will vest within 60 days of the date hereof, Christopher T. Cox is the beneficial owner of 18,914 shares of Common Stock underlying stock options that are vested or will vest within 60 days of the date hereof and Clive A. Meanwell is the beneficial owner of 67,438 shares of Common Stock underlying stock options that are vested or will vest within 60 days of the date hereof.
Percent of class: See cover pages
Sole power to vote or to direct the vote: See cover pages
Shared power to vote or to direct the vote: See cover pages
Sole power to dispose or to direct the disposition: See cover pages
Shared power to dispose or to direct the disposition: See cover pages

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99: Joint Filing Agreement

## Signatures
- Validae Health, L.P.: /s/ Christopher Cox, Christopher Cox, President (06/03/2025)
- Population Health Partners GP, LLC: /s/ Christopher Cox, Christopher Cox, Member (06/03/2025)
- Christopher Whitten Bernard: /s/ Christopher Whitten Bernard, Christopher Whitten Bernard (06/03/2025)
- Christopher T. Cox: /s/ Christopher T. Cox, Christopher T. Cox (06/03/2025)
- Clive A. Meanwell: /s/ Clive A. Meanwell, Clive A. Meanwell (06/03/2025)